UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-37668

CUSIP Number: G33856108

(Check one):	☐ Form 10-K	☒Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	December 31, 2023
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ferroglobe PLC
Full Name of Registrant

Former Name if Applicable

13 Chesterfield Street
Address of Principal Executive Office (Street and Number)

London W1J 5JN, United Kingdom
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ferroglobe PLC (the “Company”) will not be able to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) within the prescribed period because the consolidated financial statements of the Company are not available and the Company is unable, without unreasonable effort or expense, to complete the Form 20-F within the prescribed period. The Company intends to file its Form 20-F as soon as possible and within the period prescribed by Exchange Act Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Beatriz Garcia-Cos	+34	915 903 219
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).☒ Yes☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company makes reference to its Form 6-K furnished to the SEC on February 21, 2024 (the “Q4 2023 6-K”). The Q4 2023 6-K included our full year unaudited consolidated financial statements. In the Q4 2023 6-K, the Company disclosed that operating profit had decreased from $660,547 thousand to $196,940 thousand for the years ended December 31, 2022 and 2023, respectively, a decrease of $463,607 thousand. Additionally, profit attributable to the parent decreased from $440,314 thousand to $87,311 thousand for the years ended December 31, 2022 and 2023, respectively, a decrease of $353,003 thousand. For a qualitative explanation for these and other variances in our results from the prior year, please refer to the Q4 2023 6-K.

Ferroglobe PLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2024	By	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer